

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2019

Michael Zemetra
Chief Financial Officer
LiveXLive Media Inc.
269 South Beverly Drive, Suite #1450
Beverly Hills, CA 90212

Re: LiveXLive Media Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Exhibit No. 10.21- Employment Agreement, dated as of January 28, 2019, between the Company and Michael Bebel
Filed June 24, 2019
File No. 001-38249

Dear Mr. Zemetra:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance